EXHIBIT 99.43

NEWS RELEASE

August 11, 2011	News Release # 2011-19

Mercator Minerals Q2 2011 Financial Results Conference Call/Webcast on August 16, 2011

Vancouver, BC, August 11, 2011 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) will release its financial results for the period ended June 30, 2011 after market hours on Monday, August 15, 2011 and will hold a conference call and a live audio webcast on Tuesday, August 16, 2011 at 7:30 a.m. Pacific time to discuss these results.

Details to access the conference call and the live audio webcast are as follows:

(Please call approximately 5 minutes prior to the scheduled start of the call)

●	Toll free within North America 1-800-766-6630

●	For local calling: 1-416-695-6622

●	For overseas calling: 800-4222-8835

●	Live audio webcast of the conference call will be available at http://www.gowebcasting.com/2689.

An archived recording of the conference call will be available for playback after the event until August 30, 2011 by dialling 1-800-408-3053 (North America), 905-694-9451 (local) and 800-3366-3052 (overseas) with conference passcode 5771266#.

About Mercator Minerals Ltd.

Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper and molybdenum producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper and molybdenum production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to additional copper and moly production through the development of the El Pilar and El Creston deposits.

All three deposits are located in favorable and stable mining jurisdictions in Arizona, USA and Sonora, Mexico.

For further information please visit the Mercator website at www.mercatorminerals.com or contact;

Bruce McLeod, President and CEO at 778.330.1290 or;
Marc LeBlanc, VP Corporate Development and Corporate Secretary at 778.330.1292.

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

"D. Bruce Mcleod"
D. Bruce Mcleod, P.Eng
President and CEO